Exhibit 99.1

1 INVESTOR PRESENTATION October 2022 GUARDFORCE AI CO. LTD 㸦 Nasdaq:GFAI 㸧

Forward Looking Disclosures This presentation contains forward - looking statements that are based on our management’s beliefs and assumptions and on information currently available to us . All statements other than statements of historical facts are forward - looking . These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward - looking statements . Forward - looking statements include, but are not limited to, statements about : our goals and strategies ; our future business development, financial condition and results of operations ; expected changes in our revenue, costs or expenditures ; growth of and competition trends in our industry ; our expectations regarding demand for, and market acceptance of, our products ; our expectations regarding our relationships with investors, institutional funding partners and other parties we collaborate with ; our expectation regarding the use of proceeds from the offering ; fluctuations in general economic and business conditions in the markets in which we operate ; relevant government policies and regulations relating to our industry ; key personnel continuing their employment with us ; and the duration and impact of the COVID - 19 pandemic . In some cases, you can identify forward - looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology . These statements are only predictions . You should not place undue reliance on forward - looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results . Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and in our annual report for our fiscal year ended December 31 , 2021 on Form 20 - F . If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward - looking statements . No forward - looking statement is a guarantee of future performance . In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject . These statements are based upon information available to us as of the date on which the statements are made in this presentation, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information . These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements . The forward - looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this presentation . Although we have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward - looking statements in this presentation, whether as a result of new information, future events or otherwise . This presentation also contains estimates and other statistical data made by independent parties and by us relating to market - size and other data about our industry . This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates . In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk . Neither we nor our affiliates, advisors or representatives makes any representation as to the accuracy or completeness of that data or undertake to update such data after the date of this presentation . 2

Robots in Action

Corporate Overview 4 Guardforce AI Co . , Limited is a global security solutions provider, building on a legacy secured logistics business by expanding into robotic solutions services . • 40 years of service excellence • Strong customer foundation • Scalable business model • Worldwide robot services: 13 offices in 8 countries

Transformation Journey 5 2021 2022 Secured Logistics Thailand 2018 Guardforce AI Group Established 2020 RaaS Launched in HK & Thailand Acquired Handshake Uplisted to Nasdaq HQ to Singapore Global Expansion Future RaaS + AI + Services RaaS: Robot - as - a - Service 1982 - 2018

Business Focuses 1. SECURITY SERVICES Secured Logistics (Thailand) Security Alarm Systems (China) Comprehensive end - to - end cash management solution supporting banks, government organizations, multi - nationals, and blue chip companies Security alarm systems installation, maintenance, and security data management Information Security (Global) PCI Vulnerability Assessment (ASV), web, mobile and API application penetration test, network and wireless infrastructure test, and red teaming 6 PCI ASV: Payment Card Industry Authorized Scanning Vendor

Business Focuses 7 2. Robot - as - a - Service (RaaS) • Robot + PaaS + SaaS Robot: Automated intelligent robots as the onsite service entity Platform - as - a - Service (PaaS): The added value provided through Intelligent Cloud Platform for robot’s remote management, data analysis, and more. Software - as - a - Service (SaaS): Software developed for updating and extending current features of the robots

The Growing Market Notes & Source : 1. https://www.prnewswire.com/news - releases/secure - logistics - market - size - to - grow - by - usd - 25 - 22 - bn - - 35 - of - the - growth - originates - from - apac - technavio - 301542650.htm l 2. https://www.prnewswire.com/news - releases/commercial - security - system - market - worth - - 376 - 34 - billion - globally - by - 2028 - at - 8 - 54 - cagr - verified - market - research - 301254921.htm l 3. https://www.gartner.com/document/4016190 4. https://www.mordorintelligence.com/industry - reports/service - robotics - market 5. APAC: Asia - Pacific Security System Services 2 CAGR 8.54% (2021 - 2028), 376.34 billion USD by 2028 Secured Logistics 1 CAGR 6.56% (2022 - 2026), 25.2 billion USD growth by 2026, (35% of the growth from APAC 5 ) Robot - as - a - Service 4 CAGR 44.9% (2019 - 2026), 212.51 billion USD by 2026 Information Security 3 CAGR 12.2% (2022 - 2026), 267.3 billion USD by 2026 8

Market Pain Points FOR EMPLOYERS Rising cost of labor Difficult to recruit, retrain, retain and manage Labor shortage due to pandemic, aging society etc. Source : 1. https:// www.wtwco.com/en - US/Insights/2022/07/2022 - trends - in - employee - pay Average salary increase budgets for the 15 largest economies, 2021 vs 2022 1 FOR EMPLOYEES Repetitive, time - consuming workload Low satisfaction and personal growth at work FOR CUSTOMERS Inconsistent experience based on the staff providing the services 9

Surging Robotics Needs • Contactless vending and delivery • Automatic air purification and disinfection • Automatic cleaning services • Visitor management for property management 100% 80% 60% 40% 20% 0% Usage Penetration Rate of Robots with AI 1 POTENTIAL FUNCTIONS NEEDED 240.61 374.48 0 200 400 2022 (Billion USD) 2026 (Billion USD) Global SaaS Market (CAGR 11.7%) 2 Source 1. https://www.gartner.com/document/4012858?ref=solrAll&refval=338489300 2.https://www.eleken.co/blog - posts/saas - market - overview#:~:text=According%20to%20the%20report%20by,at%20a%20CAGR%20of%2011.7%25.&text=The%20 i ndustry%20has%20been%20growing%20significantly%20during%20the%20last%20few%20years 3. https:// www.grandviewresearch.com/industry - analysis/paas - market - report 60.21 207.09 0 200 400 2021 (Billion USD) 2028 (Billion USD) Global PaaS Market (CAGR 19.3%) 3 0 1

• Businesses: restaurants, hotels, shopping centers Valuable clients • Government facility: hospitals, government buildings • Property Management: residential and office buildings • Functional service (disinfection & delivery) Customized solutions • Reception service (multi - scenarios) • Advertising • Reception Diversified robots • Disinfection • Delivery Robot - as - a - Service (Service Solutions) 11

Platform - as - a - Service (GFAI Intelligent Cloud Platform) 12 Data Feedback & Operation Robots Monitor Data Feedback Operations Management AI Integration Voice Services Vision Recognition IOT Solution Integration Value - added Service Data Services Advertising Other Possibilities GFAI ICP: Guardforce AI Intelligent Cloud Platform

Software-as-a-Service



Voice Assistance
Office Building Management
Epidemic Prevention (HK: Leave Home Safe)
Robot Travel Agency
Restaurant Management (Waitlist)
Property Management
Retail Management
Restaurant Reservation

- Various Scenarios
- 24/7 Service
- Flexible subscriptions for recurring revenues
- Customized software solutions
- 3rd party integration & partnerships

Self Check-in



Select Check-in
① Check in via GSR
Use Check-in QR Code
② Scan QR Code
Scan Your ID Or Passport
③ Scan ID / Passport
Get Your Room Key
④ Get room key

* The service is valid for both **direct booking** and **OTA booking**

13

Proposed Robotic Solutions (Hotel) 14

Advertising Operation Technical Service Platform Value - added Services Robot Rental & Operations Robot Sales RaaS Revenue Streams RaaS Data Feedback & Analysis

M&A and Partnerships Multiple Services Technology Innovation Global Expansion Growth Strategic Paths

Organic Growth — Global Expansion of RaaS Aggressive expansion • 13 operations worldwide • Business roadmap expanded to 8 countries

18 Premier & Established Client Base

Inorganic Growth – M&A and Partnerships 1. Handshake Networking Ltd • Information Security, Hong Kong 2. Macau GF Robotics Ltd • Robotics Service, Macau 3. GF Robotics Malaysia Sdn Bhd • Robotics Service, Malaysia 4. Shenzhen Keweien Robot Service Co. Ltd • Robotics Service, Shenzhen, China 5. Guangzhou Kewei Robot Technology Co. Ltd • Robotics Service, Guangzhou, China 6. Beijing Wanjia Security System Co. Ltd • Security systems integrator, China 19 Recent Acquisitions RaaS Partnerships & Solutions 1. Hotel Robotics Solutions • Partner: Blue Pin (Hong Kong) Co., Ltd, Riversoft Inc • Key Functions: Self - check - in/out hotel system, Robot Travel Agency 2. Air Purification and Disinfection Solution • Partner: Local disinfectant providers • Key Functions: Automated air purification and disinfection Acquisitions Pipeline 1. Shenzhen Kewei Robot Technology Co., Ltd • Key Focus: RaaS, PaaS, SaaS R&D, Robotic - Related Patents, Software copyrights, Cloud Platform • Business roadmap: China

Financials Highlights & 2022 Outlook 37.6 35.2 0. 9.5 19. 28.5 38. 47.5 Revenues 2020 vs 2021 Decrease of 6.6% due to COVID impact 2020 2021 2020 2021 Revenue 37.6m 35.2m Gross Margins 16.7% 11.6% Adj Net Income 4.7m 1.8m Cashflows from Ops 4.9m 1.0m Total Cash 10.1m 15.9m 0. 20 20. 40. 60. 80. 2021 (A) 2022 (F) $35.2m $38m+$12m* Outlook 2021 vs 2022 (Pro Forma)* 2022 Revenue impacted by foreign currency translation *The 2022 projection is a pro forma projection, a full year of revenue from the companies acquired earlier this year and a full year of the planned acquisition of Kewei which has not yet closed. The revenue projection is calculated based on the foreign currency conversion rate of 2021. The projections are a guideline for 2022, and no assurance can be provided that it will be achieved. *The 12 million is the projected full year revenue of Kewei. Gross Profit Margin Security Services 8.75% RaaS 72.7%

Changing Revenue Mix Expected to shift towards technology - related revenues 21 97.58% 2021 Revenue 2.42% Security Service Others 66% 34% 2022 Profoma Projection* Security Services Robotic Services Growth Strategies o Maintain momentum of revenue growth (via organic & inorganic) o Continue to drive shift of revenue mix towards technology (majority in RaaS and related partnership) o Expansion business in key strategic markets with priority focus on the Asia Pacific and the U.S. o Highly scalable business model to drive profitability *This projection percentage is based on the proforma revenue projection, includes the proposed acquisition of Kewei

Experienced Management LEI WANG “OLIVIA” KEE YUN KWAN “TOMMY” YU - HENG MA ”BRIAN” LIN JIA More than 17 years in Technology of Solutions and Services; MBA CHAIRWOMAN & CEO President CFO COO More than 10 years in the robotics industry, Specializing in RaaS, PaaS, and SaaS development. More than 20 years in Accounting and Finance. CPA Australia, MBA More than 40 years in Security, VP Thailand Security Association BOARD MEMBER 22

Seasoned Board (Independent) JOHN FLETCHER CHAIR - COMPENSATION • Chief Operating Officer at Pluris Capital Group, Inc • Registered broker/dealer and Chief Financial Officer at Rebus Capital Group, LLC • Formerly served as the Managing Director at Maxim Capital Group, LLC • Previously served as a Managing Director and co - head of Brean Capital, LLC DONALD PANGBURN CHAIR - AUDIT • Formerly North America Director at Horwath International and served as executive council • Specialized in providing services to SEC reporting clients in Hong Kong, Taiwan, Mainland China, Singapore and Malaysia • Certified Public Accountant in the United States DAVID VICCARS CHAIR - NOMINATING • Over 20 years of senior - level experience in the security industry within the APAC region • Former Director at Securitas Asia • Formerly served the British Army with the Royal Tank Regiment 23

Summary ◉ Foundation : 40 years of service excellence with prime customer base ◉ Transformation : security services to robotic services ◉ Significant growth opportunities : surging market needs in variety of scenarios ◉ Leadership : seasoned management team and board ◉ Business model : majority recurring revenues RIGHT TEAM RIGHT TIME RIGHT PLACE RIGHT FOCUS 24

Brian Ma Chief Financial Officer Brian.ma@guardforceai.com Hu Yu Corporate Communications Yu.hu@guardforceai.com 25 GUARDFORCE AI CO., LTD Investor Relations: David K. Waldman/Natalya Rudman Email: GFAI@crescendo - ir.com Crescendo Communications, LLC Tel: (212) 671 - 1020 Website: www.guardforceai.com Facebook: GFAIGroup LinkedIn: GuardforceAI Twitter:@Guardforceai

Appendix 2021 2020 2019 Net loss – IFRS $ (5,491,654) $ (3,142,255) $ 60,077 Finance costs 984,843 898,748 886,465 Income tax (benefit) expense (732,868) 242,837 88,473 Depreciation and amortization expense 5,032,642 5,034,019 5,246,912 EBITDA (207,037) 3,033,349 6,281,927 Stock - based compensation expense - 100,936 - Provision for withholding tax receivables 190,038 1,012,543 - Written off of withholding tax receivables - 710,219 - Foreign exchange losses (gains), net 1,821,175 (68,294) - Adjusted net income (Non - IFRS) $ 1,804,176 $ 4,788,753 $ 6,281,927 Non - IFRS earnings per share Basic and diluted profit for the year attributable to ordinary equity holders of the Company $ 0.10 $ 0.28 $ 0.38 Weighted average number of shares used in computation: Basic and diluted 17,537,238 17,224,232 * 16,666,663 * 26 Giving retroactive effect to the reverse split on August 20, 2021 Non - IFRS financial data To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the non - IFRS adjusted EBITDA as financial measures for our consolidated results. We believe that adjusted EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in loss from operations and net loss . We believe that these non - IFRS measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision - making . We present the non - IFRS financial measures in order to provide more information and greater transparency to investors about our operating results . EBITDA represents net income before (i) finance costs, income taxes and depreciation of fixed assets and amortization of intangible assets, which we do not believe are reflective of our core operating performance during the periods presented . Non - IFRS adjusted net income represents net income before (i) finance costs, foreign exchange losses (gain), income tax (benefit) expense and depreciation of fixed assets and amortization of intangible assets, (ii) certain non - cash expenses, consisting of stock - based compensation expense, provision for and written off of withholding tax receivables . Non - IFRS earnings per share represents non - IFRS net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods . Non - IFRS diluted earnings per share represents non - IFRS net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis . The table below is a reconciliation of our net income to EBITDA and non - IFRS net income for the periods indicated : For the years ended December 31,

1 - minute video transcript (Slide 3) 00:03 The Future of robotics is coming Empower Businesses with integrated AI Solutions 00:09 Spray robot at shopping malls Automated navigation Efficient Disinfection Pre - scheduled task perform 00:18 In Office Buildings Automatic Obstacle Avoidance Multi - robot solutions 00:30 AI reception robot at restaurants 00:33 Actress ˖ “Hi, show me the menu.” Robot ˖ “ This is our menu.” Robot ˖ “ I found the dish do you like it?” Robot ˖ “We provide special offers lately come and join us!” 00:44 Food delivery robot Automated navigation Automatic obstacle avoidance 00:52 Shows the robots work in different scenarios 01:00 GFAI at your service